UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 25, 2019	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

To announce the differences for consolidated financial statements prepared in accordance with IFRSs and Taiwan IFRSs for the year ended December 31, 2018.

(1)

Under the International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the Republic of China (“Taiwan IFRSs”), ChipMOS TECHNOLOGIES INC. (the “Company”) reported the consolidated net profit attributable to equity holders of the Company of NT$1,103,075 thousand, total comprehensive income attributable to equity holders of the Company of NT$1,070,246 thousand, and basic and diluted earnings per share, net of tax, of NT$1.37 and NT$1.36, respectively, for the year ended December 31, 2018. The Company reported total consolidated liabilities of NT$15,062,907 thousand and equity of NT$18,070,811 thousand as of December 31, 2018.

(2)

For the purpose of filing its 2018 annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”), the Company prepared the 2018 consolidated financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRSs”) and reported consolidated net profit attributable to equity holders of the Company of NT$1,325,824 thousand, total comprehensive income attributable to equity holders of the Company of NT$1,292,995 thousand, and basic and diluted earnings per share, net of tax, of NT$1.65 and NT$1.63, respectively, for the year ended December 31, 2018. The Company reported total consolidated liabilities of NT$15,112,545 thousand and equity of NT$18,021,173 thousand as of December 31, 2018.

(3)

The major differences between IFRSs and Taiwan IFRSs applied by the Company for its 2018 consolidated financial statements were the timing of the recognition of the 5% income tax on unappropriated retained earnings and the accumulated effects of differences carried over from prior years.

(4)

The 2018 audit report of independent accountants, included in the 2018 Form 20-F filed with the SEC by the Company, was issued pursuant to the rules of U.S. Public Company Accounting Oversight Board. The formats and contents therein were different from the 2018 audit report of independent accountants filed with the Financial Supervisory Commission of the Republic of China by the Company, which was issued pursuant to the Statements of Auditing Standards No.57 of the Republic of China.

(5)	For more details, please refer to the Investor Relations section on Company’s website.